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Exhibit 12.1

Cimarex Energy Co.
Computation of Ratio of Earnings to Fixed Charges
($in thousands)

	Years ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes and cumulative change in accounting principle	$544,324	$516,455	$246,318	$148,169	$61,379
Additions:
Fixed charges as shown below	29,795	19,262	1,900	1,977	820
Distributions received from equity-method investees	59,823	302	—	—	—

	89,618	19,564	1,900	1,977	820

Subtractions:
Equity in income of investees	17,712	473	—	—	—
Interest capitalized	25,478	12,315	—	304	206

	43,190	12,788	—	304	206

Earnings as adjusted	$590,752	$523,231	$248,218	$149,842	$61,993

Fixed charges:
Interest on indebtedness, expensed or capitalized	31,829	20,236	1,075	1,285	620
Amortization of premium of premium on indebtedness, expensed or capitalized	(3,784)	(2,132)	—	—	—
Interest within rent expense	1,750	1,158	825	692	200

Total fixed charges	$29,795	$19,262	$1,900	$1,977	$820

Ratio of earnings to fixed charges	19.8	27.2	130.6	75.8	75.6

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Cimarex Energy Co. Computation of Ratio of Earnings to Fixed Charges ($in thousands)